Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Statement by Experts" and to the use of our report dated May 31, 2024 (except for Note 26, as to which the date is July 8, 2024) with respect to the consolidated financial statements of Above Food Corp. as at January 31, 2024 and 2023 and for each of the years in the three-year period ended January 31, 2024 in this Shell Company Report on From 20-F.

We also consent to the incorporation by reference in this Shell Company Report on From 20-F of our report dated March 13, 2024 with respect to the consolidated balance sheet of Above Food Ingredients Inc. as of January 31, 2024 included in its Amendment No. 4 to the Registration Statement on Form F-4 (No. 333-275005) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Saskatoon, Canada

July 8, 2024